Unaudited Consolidated Financial Statements

For the First Quarter Ended March 31, 2009

(Restated)

Augusta Resource Corporation
Consolidated Balance Sheets
(Unaudited - in US dollars)

	March 31,	December 31,
	2009	2008
ASSETS	(Note 12)	(Notes 2 and 12)
Current
Cash and cash equivalents	$2,626,762	$7,563,190
Accounts receivable	1,495,097	1,466,216
Prepaids and deposits	546,186	359,063
Total current assets	4,668,045	9,388,469
Capital assets - Note 5	5,847,557	5,880,316
Deposits on long-lead equipment - Note 5	23,651,054	14,892,993
Other assets	1,914,943	2,854,475
Mineral properties - Note 6	26,494,764	26,468,366
Deferred development costs - Note 6	54,504,970	51,117,552
Total assets	$117,081,332	$110,602,171

LIABILITIES
Current
Accounts payable and accrued liabilities	$2,744,787	$3,774,450
Current portion of long-term debt - Note 7	556,945	556,945
Total current liabilities	3,301,732	4,331,395
Long-term debt - Note 7	44,164,394	35,692,184
Total liabilities	47,466,126	40,023,579

SHAREHOLDERS' EQUITY
Share capital - Notes 8 and 14	92,614,531	92,614,531
Contributed surplus	16,056,272	15,466,475
Accumulated comprehensive income	171,104	171,104
Deficit	(39,226,701)	(37,673,518)
Total Shareholders' equity	69,615,206	70,578,592

Total liabilities and shareholders' equity	$117,081,332	$110,602,171

Commitments (Note 11)

On Behalf of the Board of Directors

/S/ Richard W. Warke	/S/ Gil Clausen
Richard W. Warke, Director	Gil Clausen, Director

See accompanying notes to the consolidated financial statements

Augusta Resource Corporation
Consolidated Statements of Shareholders' Equity
March 31, 2009
(Unaudited - in US dollars except for shares)

				Accumulated
	Common Shares without			Other		Total
	Par Value		Contributed	Comprehensive		Shareholders'
	Shares	Amount	Surplus	Income	Deficit	Equity
			(Note 12)	(Notes 2 and 12)	(Note 2)
Balance, December 31, 2007	88,588,061	$92,130,109	$12,870,529	$3,454,713	$(26,144,936)	$82,310,415
Exercise of stock options	146,200	484,422	(199,641)	-	-	284,781
Stock-based compensation expense	-	-	2,378,054	-	-	2,378,054
Stock-based compensation capitalized	-	-	417,533	-	-	417,533
Cumulative translation adjustment	-	-	-	(3,283,609)	-	(3,283,609)
Net loss for the year	-	-	-	-	(11,528,582)	(11,528,582)
Balance, December 31, 2008	88,734,261	92,614,531	15,466,475	171,104	(37,673,518)	70,578,592
Stock-based compensation expense	-	-	438,336	-	-	438,336
Stock-based compensation capitalized	-	-	151,461	-	-	151,461
Net loss for the period	-	-	-	-	(1,553,183)	(1,553,183)
Balance, March 31, 2009	88,734,261	$92,614,531	$16,056,272	$171,104	$(39,226,701)	$69,615,206

Augusta Resource Corporation
Consolidated Statements of Comprehensive Loss
For the three months ended March 31, 2009 and 2008
(Unaudited - in U.S. dollars)

	2009	2008
	(Note 12)	(Notes 2 and 12)

Net loss for the period	$(1,553,183)	$(1,501,953)
Other comprehensive loss in the period
Cumulative translation adjustment	-	(193,946)
Comprehensive loss	$(1,553,183)	$(1,695,899)

See accompanying notes to consolidated financial statements

Augusta Resource Corporation
Consolidated Statements of Operations
For the three months ended March 31, 2009 and 2008
(Unaudited - in US dollars)

	2009	2008
	(Note 12)	(Notes 2 and 12)
EXPENSES
Salaries and benefits	$566,735	$866,162
Stock-based compensation	438,336	482,052
Legal, Accounting and Audit	167,772	987,462
Travel	46,748	130,235
Consulting	30,029	126,228
Filing and Regulatory fees	45,581	112,935
Recruiting fees	30,553	76,492
Office and Administration	43,408	71,563
Rent	37,272	41,370
Investor Relations	14,902	40,901
Directors' fees	24,636	23,087
Insurance	39,475	18,628
Membership and Conferences	10,276	-
Amortization	32,759	15,253
Fiscal and Advisory services	2,962	1,515
Loss from operations	(1,531,444)	(2,993,883)
Interest and other income	224,444	603,385
Other expenses	(67,230)	(237,868)
Foreign exchange gains (losses)	(152,245)	370,326
Interest and finance charges	(26,708)	(53,028)
Net loss for the period	$(1,553,183)	$(2,311,068)

Basic and diluted loss per share	$(0.02)	$(0.03)
Weighted average number of shares outstanding	88,734,261	88,585,404

See accompanying notes to the consolidated financial statements

Augusta Resource Corporation
Consolidated Statements of Cash Flows
For the three months ended March 31, 2009 and 2008
(Unaudited - in US dollars)

	2009	2008
	(Note 12)	(Notes 2 and 12)
Cash flows used in operating activities
Net loss for the period	$(1,553,183)	$(2,311,068)
Items not involving cash
Amortization	32,759	15,253
Unrealized loss (gain) of foreign exchange	95,482	(370,326)
Stock-based compensation	438,336	482,052
Other	(59,279)	(269,643)
	(1,045,885)	(2,453,732)
Changes in non-cash working capital items
Accounts receivable	(7,197)	(132,987)
Prepaids and deposits	(191,149)	(154,666)
Accounts payable and accrued liabilities	(917,449)	(482,037)
Cash used in operating activities	(2,161,680)	(3,223,422)

Financing activities
Shares issued for cash	-	199
Proceeds from loan facility (Note 7)	8,727,982	-
Repayment of long-term note	(556,945)	(554,667)
Cash provided by (used in) financing activities	8,171,037	(554,468)

Investing activities
Mineral property acquisitions	(10,000)	(1,328,767)
Deposits on long-lead equipment	(8,758,061)	(4,944,481)
Deferred development expenditures	(3,100,375)	(1,628,139)
Proceeds from sale of discontinued operations	1,000,000	1,597,356
Cash used in investing activites	(10,868,436)	(6,304,031)

Effect of exchange rate changes on cash and cash equivalents	(77,349)	(461,112)
Decrease in cash and cash equivalents during the period	(4,936,428)	(10,543,033)
Cash and cash equivalents, Beginning of period	7,563,190	25,895,149
Cash and cash equivalents, End of period	$2,626,762	$15,352,116

See accompanying notes to consolidated financial statements

Augusta Resource Corporation
Notes to Consolidated Financial Statements
As at March 31, 2009 and December 31, 2008
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

1.	NATURE OF OPERATIONS

Augusta Resource Corporation (“Augusta” or the “Company”) is a base metals company engaged in the exploration and development of mineral properties in North America. The Company’s most significant asset is the Rosemont copper project (“Rosemont”) near Tucson, Arizona.

2.	CHANGE IN REPORTING CURRENCY

Prior to 2009 the Company’s consolidated financial statements were reported in Canadian dollars. Effective January 1, 2009, the Company changed its reporting currency from Canadian dollars to U.S. dollars. As a result of the change in reporting currency, the Company is required to restate all comparative amounts to U.S. dollars by translating the assets and liabilities using the current rate method. Under this method the assets and liabilities are translated into U.S. dollars at the United States/Canadian dollar exchange rate in effect at the end of each prior reporting period, the income statement translated using the average rate for the year and shareholders’ equity translated at historical rates. This change in reporting currency is reflected in Accumulated Other Comprehensive Income, a component of shareholders’ equity.

The effect of the change in reporting currency on the December 31, 2008 consolidated financial statements was a $171,104 adjustment to accumulated other comprehensive income.

3.	ACCOUNTING POLICIES

a)	Basis of presentation

These unaudited interim consolidated financial statements have been prepared using accounting principles generally accepted in Canada (“Canadian GAAP”). The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements, except as described in Note 4. The accompanying unaudited interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2008, as they do not contain all disclosures required by Canadian GAAP for annual financial statements.

These unaudited interim consolidated financial statements have been prepared on the basis that the Company is a going concern and will realize assets and discharge liabilities in the normal course of operations for the foreseeable future. The Company currently relies on equity and external sources of financing to pay for its capital and administrative expenditures. Therefore, the Company’s ability to continue operations is dependent on its ability to raise sufficient capital to complete its planned development activities and administrative expenses, which the outcome cannot be predicted at this time.

The unaudited interim consolidated financial statements include the accounts of the Company and all of its subsidiaries. All significant inter-company transactions have been eliminated on consolidation.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
As at March 31, 2009 and December 31, 2008
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

b)	Comparative figures

Certain comparative figures have been reclassified to conform with the financial statement presentation for the current year.

4.	ADOPTION OF NEW ACCOUNTING STANDARDS

a)	Goodwill and Intangible Assets

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets”. This new standard provides guidance on the recognition, measurement, presentation and disclosures of goodwill and intangible assets. Concurrent with the adoption of this standard, CICA Emerging Issues Committee Abstract 27, “Revenues and Expenditures in the Pre-operating Period” was withdrawn.

The standard was effective for our fiscal year beginning on January 1, 2009. Adoption of this standard did not have any effect on the Company’s financial statements.

b)	Credit Risk and Fair Value of Financial Assets and Liabilities

In January 2009, the CICA issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. EIC-173 provides guidance on how to take into account credit risk of an entity and counterparty when determining fair value of financial assets and financial liabilities.

The standard is effective for our fiscal year beginning on January 1, 2009 and adoption of EIC-173 did not have any effect on the Company’s financial statements.

c)	Mining Exploration Costs

In March 2009, CICA issued EIC-174, “Mining Exploration Costs”. EIC-174 provides guidance on the accounting and impairment review of exploration costs. This standard is effective for our fiscal year beginning on January 1, 2009. The application of EIC-174 did not have any effect on the Company’s financial statements.

d)	International Financial Reporting Standards (IFRS)

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the conversion to IFRS will be applicable to the Corporation’s reporting no later than in the first quarter of 2011 with restatement of comparable information presented. The conversion to IFRS will impact the Company’s accounting policies, information technology and data systems, internal control over financial reporting and disclosure controls and procedures. The transition may also impact business activities, such as foreign currency and hedging activities, certain contractual arrangements, debt covenants, capital requirements and compensation arrangements. The Company is currently evaluating the future impact of IFRS on its financial statements

Augusta Resource Corporation
Notes to Consolidated Financial Statements
As at March 31, 2009 and December 31, 2008
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

and will continue to invest in training and additional resources to ensure a timely conversion. The Company is completing its IFRS conversion plan which will outline the steps required for 2009 and 2010 for the transition to IFRS.

5.	CAPITAL ASSETS AND DEPOSITS ON LONG-LEAD EQUIPMENT

Capital assets consist of:

	March 31, 2009 (Note 12)			December 31, 2008 (Note 12)
		Accumulated			Accumulated
	Cost	Amortization	Net Book Value	Cost	Amortization	Net Book Value
Land	$2,751,250	-	$2,751,250	$2,751,250 $	-	$2,751,250
Water rights	2,545,070	-	2,545,070	2,545,070	-	2,545,070
Vehicles	234,320	32,567	201,753	234,320	20,851	213,469
Buildings	168,828	33,187	135,641	168,828	20,851	147,977
Furniture and equipment	64,619	22,422	42,197	64,619	20,177	44,442
Computer software	173,517	52,715	120,802	173,517	40,252	133,265
Computer hardware	78,933	28,089	50,844	78,933	25,364	53,569
	$6,016,537 $	168,980	$5,847,557	$6,016,537 $	127,495	$5,889,042

Water rights payments relate primarily to the purchase of water from Central Arizona Project (“CAP”), water delivered from CAP is pumped into the local aquifer providing access to the resource at a later date. The Company has received tradable water storage certificates for this water inventory.

Deposits on long-lead equipment

During the three months ended March 31, 2009, the Company made two scheduled deposits totalling $8,758,061 for mill and mill drive equipment purchases. As at March 31, 2009, the Company has made deposits totalling $23,651,054 towards long-lead equipment purchases.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
As at March 31, 2009 and December 31, 2008
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

6.	MINERAL PROPERTIES AND DEFERRED DEVELOPMENT COSTS

Mineral properties consist of:

	2009	2008

Balance, December 31, 2008 and 2007	$26,468,366	$24,162,314
Acquisition costs	10,000	2,306,052
Interest accretion	16,398	-
Balance, March 31, 2009 and December 31, 2008	$26,494,764	$26,468,366

Development costs consist of:

	2009	2008
	(Note 12)	(Note 12)
Balance, December 31, 2008 and 2007	$51,117,552	$26,363,258
Work program expenditures	3,058,110	23,922,516
Capitalized loan interest charges	177,847	414,224
Capitalized stock compensation expense	151,461	417,554
Balance, March 31, 2009 and December 31, 2008	$54,504,970	$51,117,552

On June 1, 2005, the Company announced that it had entered into an option agreement (the “Agreement”) to purchase 100% of the Rosemont property (“Rosemont”) in Pima County, Arizona. Rosemont is approximately 50km southeast of Tucson, situated near a number of large porphyry type producing copper mines operated by Freeport-McMoRan Copper & Gold Inc. and ASARCO LLC (“ASARCO”).

The Agreement provided the Company with the right to purchase a 100% interest in Rosemont for $20.4 million and a 3% net smelter royalty. Rosemont comprises of 15,000 acres (6,080 hectares) of patented and unpatented claims, fee land and surface grazing rights. The $20.4 million purchase price was payable over a three-year period. After the Company made its first payment of $6.7 million in 2006, on March 31, 2007 the Company exercised its option to purchase Rosemont with a final payment of $13.7 million. The $20.4 million purchase price was determined based on the fair value of the consideration provided and has been allocated to mineral properties.

During the three months ended March 31, 2009 work expenditures totalled $3,058,110 relating to the Rosemont project planning, environmental and permitting activities.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
As at March 31, 2009 and December 31, 2008
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

7.	LONG-TERM DEBT

Long-term debt consists of:

	March 31,	December 31,
	2009	2008

Long-term note (a)	$1,447,570	$1,988,118
ASARCO production payment (b)	2,600,000	2,600,000
Loan facility ( c)	40,673,769	31,661,012
	44,721,339	36,249,130
Current portion	(556,945)	(556,945)
	$44,164,394	$35,692,184

a)	Long-term note

On February 20, 2007, the Company entered into an agreement to purchase 53-acre parcel of land located 15 kilometers south of Tucson. The property will be used for a water-well field, pump station, and as a possible water recharge location. The purchase agreement required an immediate cash payment of $988,031 as well as the assumption of a promissory note, bearing interest at 8%, for $2,223,720. The promissory note, which is secured by a trust deed on the property, requires five equal payments for principal and interest of $556,945 on the February 20 anniversary date. On February 20, 2009 the second payment of $556,945 was made.

b)	ASARCO production payment

The Company announced on January 16, 2009 that an agreement had been reached with ASARCO that fully and finally resolves a lawsuit ASARCO filed against the Company on August 8, 2007 in the ASARCO Chapter 11 bankruptcy proceeding in the Southern District of Texas, Corpus Christi Division. The proceeding sought the return of the Rosemont property, which the Company acquired in 2006 from a real-estate development company that had purchased the property from ASARCO in 2004. On March 26, 2009, the Company was granted an Order of Dismissal by the United States Bankruptcy Court with each party to bear its own fees, costs and expenses.

As part of the settlement, the Company made a $250,000 cash payment to ASARCO, which was paid in the first quarter of 2009, and specified annual production payments (“production payments”) over an eight year period once Rosemont reaches commercial production. The Company also has the right of a pre-production, pre-payment option for the production payments at the net present value of the aggregate annual payments, using a 18% discount rate, as mutually agreed with ASARCO.

The ASARCO production payments arose from a contingency that can be reasonably measured and existed at December 31, 2008. As a result, the Company recorded a $2,600,000 liability with respect to pre-production payment option.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
As at March 31, 2009 and December 31, 2008
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

c)	Loan facility

On June 17, 2008 the Company announced that its wholly owned subsidiary, Rosemont Copper Company had entered into a loan agreement with Sumitomo Corporation of America (“Sumitomo”), a wholly owned subsidiary of Sumitomo Corporation. The material terms of the facility are that Sumitomo will provide a $40,000,000 loan facility to be drawn down by Rosemont over the twelve month period to June 30, 2009 to fund major equipment contracts ($27 million) and general working capital ($13 million). Repayment of the loan is for the principal amount plus interest at a rate of LIBOR +1.50% . There were no other fees associated with the facility. The loan is guaranteed by the Company and is secured against Rosemont’s assets, including the deposits on the long-lead time equipment being ordered, and will mature in June 2010. In exchange for the loan, Augusta granted Sumitomo certain rights to negotiate a minority ownership interest in the Rosemont project. Sumitomo’s rights expired unexercised.

During the three months ended March 31, 2009, the Company drew down an additional $8,727,982 from the loan facility. As at March 31, 2009, the principal amount owing was $39,771,945 (December 31, 2008 - $31,043,962) and accrued interest to date, net of financing costs, was $901,824 (December 31, 2008 - $617,049).

8.	SHARE CAPITAL

a)	Authorized:	Unlimited number of common shares without par value

b)	Issued:	Changes in the Company’s share capital were as follows:

	Number of
	Shares	Amount
Balance at December 31, 2007	88,588,061	$92,130,109
Issued on exercise of stock options	146,200	484,422
Balance at December 31, 2008 and March 31, 2009	88,734,261	$92,614,531

c)	Stock options

The Company has a stock option plan providing for the issuance of options that shall not at any time exceed 10% of the total number of issued and outstanding common shares of the Company as at the date of grant of the options. The Company may grant options to directors, officers, employees, consultants and other personnel of the Company or any of its subsidiaries. The exercise price of each option cannot be lower than the market price of the shares being the closing price of the Company’s common shares on the Toronto Stock Exchange the day before the grant date. Options generally vest ratably over periods of up to three/four years and may expire within 5 years but no later than 10 years from the date of grant as determined by the Board of Directors.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
As at March 31, 2009 and December 31, 2008
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

The following table summarizes the Company’s stock option plan as at March 31, 2009:

		Average
		Exercise
	Number of	Price
	Shares	(C$)
Outstanding as at December 31, 2007	5,887,000	$1.89
Granted	2,170,000	$4.00
Exercised	(146,200)	$2.02
Forfeited	(619,584)	$2.80
Outstanding as at December 31, 2008	7,291,216	$2.44
Granted	1,690,000	$0.70
Forfeited	(505,416)	$2.10
Outstanding as at March 31, 2009	8,475,800	$2.11

Exercisable options at March 31, 2009	4,559,119	$1.98

During the three months ended March 31, 2009, the Company granted 1,690,000 stock options (March 31, 2008 – 350,000 options). For the three months ended March 31, 2009, the Company recognized a stock-based compensation charge of $589,797 for options granted to directors and employees of which $151,461 (2008 - $Nil) was capitalized to the Rosemont project and $438,336 (2008 - $482,052) was charged into income.

The fair value of the stock options recognized during the three months ended March 31, 2009 has been estimated using the Black Scholes option pricing model. The assumptions used in this pricing model are as follows:

	2009	2008
Expected life	3.5	3.0
Expected volatility	80.8% - 84.7%	66.0%
Expected dividend yield	0.0%	0.0%
Risk-free interest rate	1.81% - 1.96%	3.17% - 4.09%

Augusta Resource Corporation
Notes to Consolidated Financial Statements
As at March 31, 2009 and December 31, 2008
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

The following table summarizes stock options outstanding as at March 31, 2009:

	Options Outstanding			Options Exercisable
			Weighted		Weighted	Weighted
		Weighted	Average	Options	Average	Average
		Average	Remaining	Outstanding	Exercise	Remaining
	Options	Exercise Price	Contractual	and	Price	Contractual
Exercise Prices (C$)	Outstanding	(C$)	Life (years)	Exercisable	(C$)	Life (years)
$0.10 - $1.96	4,210,800	$1.18	4.1	2,224,132	$1.38	2.4
$2.05 - $2.30	2,350,000	2.11	2.5	1,808,321	2.11	2.5
$3.50 - $3.61	300,000	3.56	3.8	100,000	3.56	3.8
$4.10 - $4.97	1,615,000	4.26	9.0	426,666	4.23	4.3
	8,475,800	$2.11	4.6	4,559,119	$1.98	2.6

9.	FINANCIAL INSTRUMENTS

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk and liquidity risk.

a)	Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign currency exchange rates. The Company operates in Canada and the United States and a significant portion of its expenses are incurred in U.S. dollars. Historically, the Company’s primary source of financing is through the issuance of equity capital, which, had always been in Canadian dollars. A significant change in the currency exchange rate between the Canadian dollar relative to the U.S. dollar could have an adverse affect on the Company’s results of operations, financial position and cash flows.

The Company has not hedged its exposure to currency fluctuations. As at March 31, 2009, the Company is exposed to currency risk through the following assets and liabilities:

in Canadian dollars	March 31, 2009	December 31, 2008
Cash and cash equivalents Accounts receivable Prepaids and deposits Accounts payable and accrued liabilities	$ 1,479,670 $ 480,149 $ 10,237 $ 355,977	$ 3,620,666 $ 363,226 $ 10,511 $ 630,027

Based on the Company’s net exposure of Canadian dollar denominated financial assets and liabilities as at March 31, 2009, a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase (decrease) of approximately $150,000 in the Company’s net loss.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
As at March 31, 2009 and December 31, 2008
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

b)	Credit risk

Credit risk arises from cash and cash equivalents held with banks and financial institutions, as well as credit exposure on outstanding accounts receivable. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

The Company’s cash and cash equivalents are held through large Canadian financial institutions and invested in short-term guaranteed investment certificates or banker’s acceptance.

Other assets relate primarily to a long term receivable from Ely Gold & Minerals Inc. (“Ely”) which is to be paid over the next four years and the Ely warrants are exercisable into Ely common shares at a price of C$0.50 per share until August 2009. In the event that Ely does not make the required scheduled payments, the Company can take back the common shares of DHI Minerals Inc. or the properties sold to Ely.

c)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meets its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital resources in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and cash equivalents.

To meet its current obligations, the Company has, subsequent to March 31, 2009, completed a C$5 million equity financing and engaged in ongoing discussions with a number of financial institutions and other intermediaries regarding financing alternatives to advance the Rosemont project through permitting to construction. While the Company continues to seek alternative financing arrangements, it is not possible to predict whether these efforts will be successful.

10.	RELATED PARTY TRANSACTIONS

The Company shares rent and administrative services with two companies, related by common directors and officers. During the three months ended March 31, 2009, the Company charged $80,715 (2008 - $124,025) to these companies for rent and administrative services. As at March 31, 2009, $316,268 (December 31, 2008 - $239,724) of accounts receivable was due from these two related companies. Subsequent to March 31, 2009, $167,871 has been paid by one of the two related companies.

Also included in accounts receivable at March 31, 2009 is $71,569 (December 31, 2008 - $63,153) due from an Officer and companies related to the Officer.

Included in accounts payable and accrued liabilities at March 31, 2009 was $5,595 (December 31, 2008 - $75,290) due to the Vice President Administration of the Company for accrued salary.

All related party transactions are recorded at fair value.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
As at March 31, 2009 and December 31, 2008
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

11.	COMMITMENTS

The following table lists the known contractual obligations as at March 31, 2009:

in thousands of U.S. dollars	< 1 year	1 - 3 years	> 3 years	Total

Accounts payable and accrued liabilities	$ 2,745	$ -	$ -	$ 2,745
Note and loan facility (1)	557	41,826	-	42,383
Long-lead equipment purchases (2)	-	113,952	-	113,952
Asarco production payment	-	2,600	-	2,600
Operating lease obligations	57	168	-	225
Engineering, procurement and Construction
management (3)	-	54,845	-	54,845
	$ 3,359	$ 213,391	$ -	$ 216,750

(1) $2,224 promissory note for the purchase of 53 acre parcel land, south of Tucson for a well field, pump station, and a possible water recharge location. The promissory note bears interest at 8% and requires 5 equal instalments of $557 on the February 20 anniversary date commencing February 2008. Also, the $40,000 Sumitomo credit facility plus accrued interest matures on June 2010.

(2) The Company has signed agreements and letter awards for long-lead equipment purchases. Provisions in the agreements allow the Company, under certain circumstances, to assign, transfer or sell the contracts to third parties. In the event Augusta does not make the necessary instalment payments through to completion of the contracts the amount paid as deposits on long-lead equipment are not refundable. Refer to the December 31, 2008 Management’s Discussion and Analysis for further information on the long-lead equipment purchases.

(3) Represents engineering, procurement and construction management services contract awarded to M3 Engineering & Technology Corporation for the Rosemont project.

12.	RESTATEMENT OF CONSOLIDATED FINANCIAL STATEMENTS

Effective January 1, 2009, the Company changed its reporting currency from Canadian dollars to U.S. dollars. During the process of translating the December 31, 2008 annual consolidated financial statements included as the comparative to the March 31, 2009 interim consolidated financial statements to U.S. dollars (filed on SEDAR on June 26, 2009), the Company determined that it had incorrectly translated certain items on its consolidation. The Company therefore adjusted the amount capitalized to mineral properties by $1,384,576. The Company also determined that it had incorrectly capitalized $809,110 of Asarco litigation costs and expensed $532,543 of drilling costs on its interim consolidated financial statements for the three months ended March 31, 2008. The Asarco litigation costs were subsequently expensed and the exploration costs were subsequently capitalized in the annual consolidated financial statements for the year ended December 31, 2008.

The effect of this restatement on the Company’s consolidated financial statements for the first quarter ended March 31, 2009 and 2008 is summarized as follows:

Augusta Resource Corporation
Notes to Consolidated Financial Statements
As at March 31, 2009 and December 31, 2008
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

Consolidated Balance Sheets

	March 31, 2009			December 31, 2008
	Previously			Previously
	Reported	Adjustment	Restated	Reported	Adjustment	Restated

Total assets	$118,465,908	$(1,384,576)	$117,081,332	$111,986,747	$(1,384,576)	$110,602,171
Total liabilities	47,466,126	-	47,466,126	40,023,579	-	40,023,579
Shareholders' Equity	$70,999,782	$(1,384,576)	$69,615,206	$71,963,168	$(1,384,576)	$70,578,592

Consolidated Statements of Operations

	Three months ended March 31, 2009			Three months ended March 31, 2008
	Previously			Previously
	Reported	Adjustment	Restated	Reported	Adjustment	Restated
Loss from operations	$(1,531,444)	$-	$(1,531,444)	$(2,717,311)	$(276,567)	$(2,993,878)
Net loss for the period	$(1,551,640)	$(1,543)	$(1,553,183)	$(2,034,496)	$(276,567)	$(2,311,063)

There was no impact on the consolidated statement of cash flows.

13.	DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in certain material respects from US GAAP. A summary of the material differences between Canadian GAAP and US GAAP are summarized as follows:

	a)	Mineral Property Expenditures

Canadian GAAP allows exploration and development costs to be capitalized during the search for a commercially mineable body of ore. The Company has incurred exploration and development expenses that were added to the carrying value of mineral properties as it is anticipated that there is a continuing benefit of such expenditures. Under US GAAP exploration expenditures can only be deferred subsequent to the establishment of proven and probable reserves.

Under Canadian GAAP, investment in mining exploration expenditures, net of related payables, are classified as investing activities on the consolidated statements of cash flows, whereas under US GAAP, these expenditures would have been classified as operating activities.

Augusta Resource Corporation
Notes to Consolidated Financial Statements
As at March 31, 2009 and December 31, 2008
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

b)	US Dollar Share Purchase Warrants

Under Canadian GAAP share purchase warrants are accounted for as equity. Under US GAAP, as required by the Financial Accounting Standards Board (“FASB”) Statement 133 “Accounting for Derivative Instruments and Hedging Activities, as amended, and EITF 01-6 “The meaning of Indexed to a Company’s Own Stock”, share purchase warrants denominated in a currency that is not the functional currency of the Company are accounted for as a liability, with the change in fair value recorded through the statement of operations. A loss (gain) would be recorded when the fair value of the share purchase warrants increases (decreases).

c)	Convertible Debentures

Under Canadian GAAP, the proceeds from convertible debenture instrument are allocated between both debt and equity components, with the debt component being accreted over time to its face value with the interest and accretion charged either to earnings or capitalized to applicable mineral properties.

Under US GAAP, a value is assigned to the conversion feature only if the effective conversion rate is less than the market price of the common stock at the commitment date.

d)	Share Issue Costs

Under Canadian GAAP share issue costs relating to the issue of share capital for enterprises in the development stage should be either deducted from the proceeds of the share capital issued or included in the statement of retained earnings (deficit) in the year incurred. The Company has elected to charge all share issue costs directly to the statement of deficit. Under US GAAP, share issue costs are netted against the share capital.

e)	Capitalized Interest

Under Canadian GAAP, capitalization of interest is not mandatory. Under US GAAP, in accordance with SFAS 34, interest expense is required to be capitalized if such costs are material and attributable to the acquisition or production of a qualifying asset. Qualifying assets are assets that require an extended period of time to acquire or produce.

(f)	Future Income Tax Benefits

A future income tax benefit has not been recognized for the additional losses recognized under US GAAP as the Company does not have a profitable operating mine and therefore is not more likely than not to recognize the benefit of the losses. A valuation allowance has been established which fully offsets the future tax benefits.

In July 2006 the Financial Accounting Standards Board issued FIN 48 – Accounting for Uncertainty in Income Taxes. This standard is effective for fiscal years beginning after

Augusta Resource Corporation
Notes to Consolidated Financial Statements
As at March 31, 2009 and December 31, 2008
(Unaudited - All amounts are in U.S. dollars unless otherwise noted)

December 15, 2006. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in the Company’s financial statements in accordance with FASB Statement No. 109 - Accounting for Income Taxes. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or is expected to be taken in a tax return.

(g)	Debt Issuance Costs

Under Canadian GAAP, short-term and long-term debt is initially recorded at total proceeds received less direct issuance costs. Under US GAAP, direct issuance costs are recorded separately as an asset.

14.	SUBSEQUENT EVENT

On April 17, 2009, the Company completed the issuance by way of private placement 3.35 million units at a price of C$1.50 per unit for gross proceeds of approximately C$5 million. Each unit consists of one common share and one common share purchase warrant of the Company. Each share purchase warrant entitles the holder to acquire one common share of the Company at a price of C$2.30 until April 17, 2010.